UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

February 20, 2020

_____

In the Matter of

Carolina Complete Health Network, Inc. **222 N. Person Street, Suite 010** **Raleigh, NC 27601**	**ORDER DECLARING OFFERING** **STATEMENT ABANDONED UNDER THE** **SECURITIES ACT OF 1933, AS AMENDED**

File No: 024-10799

_____

       Carolina Complete Health Network, Inc. filed with the Commission an offering statement to qualify an offering of securities under Section 3(b) of the Securities Act of 1933. The offering statement has been on file for more than nine months and has not yet been qualified.

       In view of the foregoing, it is ORDERED that the offering statement be declared abandoned on February 20, 2020.

       For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Vanessa A. Countryman
Secretary